UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-06841

Sunoco, Inc. Capital Accumulation Plan

(Exact name of registrant as specified in its charter)

1818 Market Street, Suite 1500 Philadelphia, Pennsylvania 19103 (215) 977-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests Under the Sunoco, Inc. Capital Accumulation Plan

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: none*

*	On October 5, 2012, pursuant to that Agreement and Plan of Merger dated as of April 29, 2012, as amended by Amendment No. 1 thereto dated as of June 15, 2012, by and among Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”), Energy Transfer Partners GP, L.P., a Delaware limited partnership, Sam Acquisition Corporation, a Pennsylvania corporation and wholly owned subsidiary of ETP (“Merger Sub”), Sunoco, Inc., a Pennsylvania corporation, and, for limited purposes set forth therein, Energy Transfer Equity, L.P., a Delaware limited partnership, Merger Sub merged with and into Sunoco (the “Merger”), with Sunoco surviving the Merger.

In light of the foregoing, Sunoco has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the “SEC”) to terminate the offering of unsold shares of common stock and related plan interests offered under the Plan, and the Plan is filing this Form 15 with the SEC to deregister the plan interests and to suspend the Plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Sunoco, Inc. Capital Accumulation Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 22, 2012	SUNOCO, INC. CAPITAL ACCUMULATION PLAN

	By:	/s/ Martin Salinas, Jr.
Name: Martin Salinas, Jr.
Title: Chief Financial Officer